

02005479

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
8-20953

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/00 (MM/DD/YY) AND ENDING 9/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DONALD & CO. SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

788 SHREWSBURY AVENUE
(No. and Street)

TINTON FALLS (City) NJ (State) 07724 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN K. HERRIDGE (732) 530-9898
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — *if individual, state last, first, middle name*)

100 Campus Drive (Address) Florham Park (City) NJ (State) 07932 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARL SCIPIONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DONALD & CO. SECURITIES, INC., as of SEPTEMBER 30, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Sworn and subscribed before me this 6 day of FEB 2002

Signature

CFO

Title

Notary Public

Anthony Pontecorvo
Notary Public of New Jersey
County of Monmouth
My Commission Expires 8/8/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

100 Campus Drive
P.O. Box 944
Florham Park, NJ 07932-0944
Tel 973.593.7000 Fax 973.593.7070
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Directors
Donald & Co. Securities, Inc.
Shrewsbury, New Jersey 07724

We have audited the accompanying balance sheet of Donald & Co. Securities, Inc., a wholly-owned subsidiary of THCG Inc. as of September 30, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Donald & Co. Securities, Inc. as of September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Florham Park, New Jersey
December 10, 2001

DONALD & CO. SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

DONALD & CO. SECURITIES, INC.

Contents

DONALD & CO. SECURITIES, INC.

Balance Sheet
September 30, 2001

ASSETS	
Cash	$ 65,533
Trading account – at market value	447,331
Receivable from clearing broker	151,029
Commission income receivable	339,355
Non-marketable securities – at fair value	100,687
Other assets	500,582
	$ 1,604,517
LIABILITIES	
Accounts payable	$ 836,506
Accrued expenses	423,507
Securities sold not yet purchased – at market value	168,456
Total liabilities	1,428,469
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Common stock, no par value 1,000 shares authorized, 100 shares issued and outstanding	
Paid-in capital	3,102,335
Accumulated deficit	(2,926,287)
Total stockholder's equity	176,048
	$ 1,604,517

See notes to financial statements

DONALD & CO. SECURITIES, INC.

Statement of Operations
Year Ended September 30, 2001

Revenue:	
Commissions and trading income	$ 11,816,352
Other	440,563
Total revenue	12,256,915
Expenses:	
Selling	9,936,176
General and administrative	5,081,259
Interest expense	66,532
Depreciation and amortization	32,588
Total expenses	15,116,555
Loss before provision (benefit) for income taxes	(2,859,640)
Provision (benefit) for income taxes:	
Current	(318,740)
Deferred	322,000
	3,260
Net loss	$ (2,862,900)

See notes to financial statements

DONALD & CO. SECURITIES, INC.

Statements of Changes in Stockholder's Equity
Year Ended September 30, 2001

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, October 1, 2000	100	$ 0	$ 1,734,096	$ (63,387)	**$ 1,670,709**
Capital Contributions			1,368,239		**1,368,239**
Net loss				(2,862,900)	**(2,862,900)**
Balance, September 30, 2001	100	$ 0	$ 3,102,335	$ (2,926,287)	**$ 176,048**

See notes to financial statements

DONALD & CO. SECURITIES, INC.

Statement of Cash Flows
Year Ended September 30, 2001

Cash flows from operating activities:	
Net loss	$ (2,862,900)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	66,532
Deferred income taxes	322,000
Recovery of written off management fee receivable	(350,000)
Changes in:	
Receivable from clearing broker	1,257,432
Trading account	1,078,956
Non-marketable securities	(100,687)
Commission income receivable	(167,104)
Other assets	(97,539)
Accounts payable and accrued expenses	(455,849)
Securities sold not yet purchased	(81,674)
Net cash used in operating activities	(1,390,833)
Cash flows from investing activities:	
Decrease in restricted cash	55,697
Cash flows from financing activities:	
Capital contributions from stockholder	1,044,239
Net increase in cash	(290,897)
Cash, beginning of year	356,430
Cash, end of year	$ 65,533
Supplemental disclosures of cash flow information:	
Cash paid for:	
Taxes	$ 7,035
Interest	$ 32,588

Supplemental disclosures of noncash investing and financing activities:

During the year, a stockholder of the Company contributed marketable securities with a fair value of approximately $324,000

See notes to financial statements

DONALD & CO. SECURITIES, INC.

Notes to Financial Statements
September 30, 2001

NOTE A – NATURE OF BUSINESS

Donald & Co. Securities Inc. ("Donald" or the "Company") a wholly-owned subsidiary of THCG, Inc., (the "Parent") is a registered broker/dealer and member of the National Association of Security Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). Donald's customer base includes individual investors, deferred benefit plans, and other investors all of which effect a wide range of financial instruments and transactions.

On September 14, 2001, THCG, Inc. acquired all of the outstanding shares of the Company in exchange for 66 2/3% of the then outstanding shares of the common stock of THCG, Inc. The Company has a net capital deficit which is below the required minimum net capital by $719,206 and, anticipates that THCG, Inc. will be contributing additional capital aggregating $1,000,000.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities:

Marketable securities and securities sold but not yet purchased are stated at market value and non-marketable securities are valued at fair value as determined by management.

[2] Security transactions:

Security transactions, commission revenues and related expenses are reported on a trade-date basis.

[3] Income taxes:

The Company's results of operations are not included in the Parent's Federal income tax return. Federal income taxes are computed on a separate entity basis. Deferred income taxes relate to net operating losses as well as the difference between the year-end for financial statement purposes and the year-end for tax return purposes. A valuation allowance of $804,000 as of September 30, 2001 has offset the entire deferred tax benefit. During the year ended September 30, 2001, the valuation allowance increased $567,000.

As of September 30, 2001, the Company has net operating loss carryforwards of approximately $1,846,000 for federal income tax purposes which will expire through 2020.

[4] Advertising:

Advertising is expensed as incurred. Advertising expense aggregated $20,969 for the year ended September 30, 2001.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[6] Furniture, equipment and leasehold improvements:

The Company depreciates furniture and equipment on a straight-line basis over its estimated useful life (generally 3 to 7 years). Leasehold improvements are amortized over the lease term.

DONALD & CO. SECURITIES, INC.

Notes to Financial Statements
September 30, 2001

Note C – Net Capital Requirement

The Company is a registered broker-dealer and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2001, the Company had a net capital of deficit amounting to $537,706 which was $719,206 below the required minimum net capital and the Company's net capital ratio was (2.34 to 1).

NOTE D – CONCENTRATION OF CREDIT RISK

In the normal course of business, there are various financial instruments which are properly not recorded in the financial statements. The Company's risk of accounting loss due to the credit risks and market risks associated with these off-balance sheet instruments varies with the type of financial instrument and notional amounts and are not necessarily indicative of the degree of exposure involved. Credit risk represents the possibility of a loss occurring from the failure of another party to perform in accordance with the terms of a contract. Market risk represents the possibility that future changes in market prices may make a financial instrument less valuable or more onerous.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily bank deposits. The Company maintains its cash in a highly rated financial institution. As of September 30, 2001, the Company had bank deposits exceeding federally insured limits by $115,000.

The Company provides investment, financial and related services to a diverse group of individual investors, deferred benefit plans, and others. The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored and additional collateral is required to be provided as necessary.

NOTE E – TRANSACTIONS WITH ORGANIZATION CLEARING AND EXECUTION

The Company has an agreement with a well capitalized clearing organization to provide clearing services and maintain stock records of the Company's customers on a fully disclosed basis. The Company is responsible to supervise its employees and maintain and verify account applications.

NOTE F – COMMITMENTS AND CONTINGENCIES

Assets Pledged and Other Secured Transactions:

In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers.

NOTE F – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

Risk and Uncertainties

The Company generates a significant portion of its revenues by providing securities trading and brokerage activities for its customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

Leases

The Company occupies office facilities and leases equipment under noncancellable leases with an initial or remaining term in excess of one year, expiring through November 30, 2006. Rent expense under all operating leases was $1,074,941.

Future minimum lease payments are as follows:

Year Ended September 30,	
2002	$ 641,000
2003	556,000
2004	372,000
2005	217,000
2006	122,000
Thereafter	20,000
	$ 1,928,000

Contingencies

Litigation:

In the normal course of business, the Company is subject to various lawsuits involving matters generally incidental to its business. Plaintiffs are seeking approximately $250,000 in damages from the Company. While the outcome of these matters cannot be determined, management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

NOTE G – RELATED PARTIES TRANSACTIONS

During the year, management fees aggregating $55,730 were paid to Star Cross, Inc. the former Parent. Additionally, Star Cross assumed a $350,000 liability in settlement of previously written off management fees receivable.

NOTE H – EMPLOYEE BENEFIT PLAN

The Company maintains a contributory employee savings plan for eligible employees, in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Pursuant to the terms of the plan, participants can defer a portion of their income through contributions to the plan. The Plan allows for the Company to make discretionary matching contributions. During the year ended September 30, 2001, no such contributions were made.

DONALD & CO. SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
September 30, 2001

Stockholders' equity from balance sheet		$ 176,048
Less:		
a. Non – marketable securities	$ 100,687	
b. Other assets	500,582	601,269
Net capital before haircuts		(425,221)
Haircuts		
a. Other securities	67,773	
b. Undue concentration	44,712	112,485
Net capital deficit		(537,706)
Computation of basic net capital requirement – 6-2/3% of aggregate indebtedness or $181,500 whichever is greater		181,500
Net capital deficit below minimum requirements		$ (719,206)
Net capital at 1,000%, as defined		$ (663,707)
Aggregate indebtedness – accounts payable and accrued expenses		$ 1,260,019
Ratio of aggregate indebtedness to net capital		(2.34):1
Reconciliation with Company computation:		
Included in Part IIA of FormX-17A as of September 30, 2001:		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 224,656
Decrease in allowable receivables		(518,719)
Increase in accounts payable and accrued expenses		(227,529)
Haircuts		(16,114)
Net capital per above		$ (537,706)

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Donald & Co. Securities, Inc.

In planning and performing our audit of the financial statements of Donald & Co. Securities, Inc. (the "Company") for the year ended September 30, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal structure that we consider to be material weaknesses as defined above.

Eisner

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.


Richard A. Eisner & Company, LLP

Florham Park, New Jersey
December 10, 2001